

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 24, 2009

Kevin J. Asher
Chief Financial Officer
Concrete Casting, Inc.
1225 W. Washington Street, Suite 213
Temple, Arizona 85281

        RE: **Concrete Casting, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2008
                Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and
                June 30, 2009
                File No. 0-01900

Dear Mr. Asher:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

                      Sincerely,

                      Rufus Decker
                      Accounting Branch Chief